

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

February 27, 2019

Eric Duenwald
President
RFS Holding, L.L.C.
777 Long Ridge Road
Stamford, CT 06902

> **Re:** **RFS Holding, L.L.C.**
> **Synchrony Credit Card Master Note Trust**
> **Registration Statement on Form SF-3**
> **Filed February 22, 2019**
> **File Nos. 333-229815 and 333-229815-01**

Dear Mr. Duenwald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Andrew Lee
        Synchrony Financial

        Paul Clancy
        Synchrony Financial